Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                           Commission File No:  001-01098

        On March 31, 2000, NiSource Inc. announced, in its annual report to shareholders, that its merger with Columbia Energy Group (NYSE:CG) fulfills its vision to build a super-regional energy company positioned to profit from the 60 percent growth rate projected for U.S. natural gas consumption by 2020 using new technologies. The following is a transcript of the joint press release issued on March 31, 2000:

                                PRESS RELEASE
                               MARCH 31, 2000

                                                          [NISOURCE LOGO]

   FOR IMMEDIATE RELEASE
   March 31, 2000

   FOR ADDITIONAL INFORMATION
   Investors:     Dennis Senchak Rae Kozlowski  Media:    Sally Anderson
                  NiSource Inc.  NiSource Inc.            NiSource Inc.
                  219-647-6085   219-647-6083             219-647-6203

   NiSource/Columbia Merger Creates Powerful Platform for Earnings Growth
             Annual Report Cites Strategy Using New Technologies

        MERRILLVILLE, Ind. (March 31, 2000)--NiSource Inc. (NYSE:NI) in its annual report today told shareholders its merger with Columbia Energy Group (NYSE:CG) fulfills its vision to build a super-regional energy company positioned to profit from the 60 percent growth rate projected for U.S. natural gas consumption by 2020 using new technologies.

    As the largest natural gas distributor east of the Rocky Mountains, the combined company will have access to 30 percent of the U.S. population consuming 40 percent of the nation's energy. The companies announced a definitive merger agreement February 28 under which NiSource will acquire all Columbia shares for approximately $6.0 billion and assume about $2.5 billion in Columbia long-term debt. The new enterprise value would be approximately $13.7 billion.

        "This transaction offers the opportunity to create significant shareholder value with lower risk and higher returns," Gary L. Neale, NiSource chairman, president and chief executive officer, wrote in his letter to shareholders published in the 1999 NiSource Annual Report distributed today. "Although we anticipate that integration costs and other first-year expenses will reduce earnings by 10 to 15 cents per share in 2001, the combination is expected to add to earnings in 2002 and beyond. NiSource also intends to maintain its current dividend policy.
                                   -more-


   NISOURCE/COLUMBIA MERGE CREATES--2


        "We expect the transaction to close by the end of 2000, following approval by the shareholders of both companies and various regulatory commissions," he continued.

        Neale said NiSource business units that are supporting the emerging technologies strategy by focusing on new forms of electric generation systems powered by natural gas -- ranging from large cogeneration systems for industrial users, to microturbines for smaller businesses, to compact fuel cells for homes -- performed well in 1999.

        "We are developing energy products that will change the way electricity is generated and delivered to the factory, to the office, to the store and to the home," he explained. "We expect both the fuel cell and micro-generation product lines to become key components of the nation's future energy supply as economic, energy and environmental policies converge to encourage investment in technology that is cleaner and more efficient and not dependent on large-scale transmission systems."

        Acknowledging that NiSource's effort to acquire Columbia Energy Group "began as a contested transaction," Neale said Columbia s Board of Directors and senior management now fully support the combination and are committed to helping achieve a rapid and seamless integration of the two companies.

        Neale said NiSource has obtained a commitment from Credit Suisse First Boston and Barclays Bank Plc for a bank facility to finance the cash portion of the Columbia purchase price. Anticipated asset sales of more than $1 billion will minimize equity needs and reduce leverage.

        "As a result, we fully expect to maintain a strong financial profile with solid investment-grade credit ratings," he added.

        Citing a NiSource/Columbia value chain with upstream, commodity distribution and downstream links, Neale said upstream opportunities are expected enable the combined company to reduce risk and add value through integrated capabilities in gas and electric supply, gas transportation and storage, asset-based commodity trading and utility services.

        "The flexibility embedded in the utilization and operation of our combined assets will allow us to create a virtually unlimited number of high value energy packages," he explained. "With distribution assets in nine states, pipeline operations in 16 states and the largest storage capacity in the U.S., the NiSource/Columbia combination provides the greatest optionality opportunities in the industry."

                                   -more-


   NISOURCE/COLUMBIA MERGER CREATES--3


        Columbia gas distribution companies in Ohio, Kentucky, Pennsylvania, Maryland and Virginia link NiSource gas properties in Indiana with those in Massachusetts, New Hampshire and Maine. The combined company also will have 19,000 miles of gas pipelines, 700 billion cubic feet (bcf) of gas storage, 4,000 megawatts of power generation and 965 bcf of proven natural gas reserves.

        Turning to 1999 results as reported January 28, Neale said NiSource earnings per share declined 19 per cent from $1.60 in 1998 to $1.29 as a result of unseasonably warm winter and fall weather and less-than-ideal timing in closing its acquisitions of Bay State Gas Company and TPC Corporation. The NiSource stock price also was negatively impacted by the battering of energy and utility stock prices "as investors rushed to the dot-com startups."

        "Compared to our ten-year track record of outperforming the Standard & Poor's 500, our performance in 1999 was clearly below the standard we set for ourselves and what you have come to expect," he said.

        NiSource also exited a number of non-core businesses and facilities inconsistent with its strategic direction in 1999 and saw adverse economic conditions negatively impact equity investments, mostly in oil and gas development. These events reduced net income by $21.7 million or 17 cents per share.

        NiSource Inc. is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with assets of approximately $7 billion. Its operating companies engage in virtually all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

                                     ###

        This press release contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release.

        NiSource and the new holding company will be filing a registration statement, which will contain a joint proxy statement/prospectus of NiSource and Columbia Energy, and other documents with the Securities and Exchange Commission. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders will be able to receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171.